

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2022

W. Bryan Buckler
Chief Financial Officer
OGE Energy Corp.
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

> **Re: OGE Energy Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-12579**

Dear W. Bryan Buckler:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation